Exhibit 99.1

Psyence Biomedical Announces Closing of Previously Announced Acquisition of Psyence Group’s Stake in PsyLabs

PsyLabs develops and produces certified pharmaceutical-grade nature-derived psychedelics for applications in mental health and well-being

Psyence Biomedical has issued common shares to Psyence Group pursuant to a debt-for-equity swap agreement

NEW YORK, October 30, 2024 -- Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence Biomed” or the “Company”) today announced the successful closing of its previously announced acquisition of Psyence Group's 11.13% stake in privately held PsyLabs.

PsyLabs is focused on the cultivation and production of psychedelic active pharmaceutical ingredients (APIs) and extracts for use in research, clinical trials and drug development. As previously announced, Psyence Biomed and PsyLabs have an existing strategic partnership whereby PsyLabs has granted Psyence Biomed a worldwide, exclusive, royalty-bearing IP licensing agreement to supply pharmaceutical-grade, EU GMP nature-derived (non-synthetic) psilocybin to be evaluated in future clinical trials as a potential treatment for Alcohol Use Disorder (AUD) and other Substance Use Disorders (SUDs) and for commercialization of the licensed product.

"We are very pleased to have acquired a direct interest in PsyLabs through this acquisition and intend to capitalize on the benefits of being one of the world’s few vertically integrated developers of psychedelic-based regulatory-approved therapeutics,” said Dr. Neil Maresky, Chief Executive Officer of Psyence Biomed.

Tony Budden, Chief Executive Officer of PsyLabs, said, “We welcome Psyence Biomed as our newest shareholder as we continue to develop our proprietary process and drug candidate, suitable for human clinical trials, in support of Psyence Biomed's pipeline of therapeutics to treat additional high-value mental health conditions, including AUD and other SUDs.”

Debt-for-Equity Swap Agreement

Psyence Group and Psyence Biomed have entered into a debt-for-equity swap agreement (the "Debt Swap Agreement"), pursuant to which Psyence Biomed has agreed to issue 845,394 Psyence Biomed common shares at a deemed price of US$0.50 per common share to Psyence Group, in exchange for the discharging of the balance of the debt repayment obligation due under a promissory note, dated January 25, 2024, issued by Psyence Biomed to Psyence Group in connection with Psyence Biomed's listing of its common shares on the NASDAQ in January 2024 ("Debt Swap"). In the event that the average VWAP of Psyence Biomed common shares for the ten trading days prior to January 15, 2025 is lower than US$0.50, Psyence Biomed will be required to make a "make whole payment" in cash or common shares, as set forth in the Debt Swap Agreement. Psyence Biomed has agreed to register the resale of the common shares within 60 days of the issuing of such common shares.

The Debt Swap Agreement contains customary representations, warranties and covenants of the parties. Psyence Group’s board of directors has, subject to the appropriate recusal of interested directors who are also directors of Psyence Biomed, approved the Debt Swap Agreement and no materially contrary view or abstention was expressed or made by any director in relation to the Debt Swap. Psyence Group will not file a material change report in respect of the Debt Swap at least 21 days before anticipated closing of the Debt Swap, as Psyence Group wishes to close on an expedited basis for sound business reasons.

About PsyLabs:

PsyLabs is a psychedelic Active Pharmaceutical Ingredient (API) development company that is federally licensed to cultivate and export psilocybin mushrooms and other psychedelic compounds, including psilocin, mescaline, ibogaine and dimethyltryptamine (DMT) to the legal medical and research markets. PsyLabs has been able to successfully demonstrate, at laboratory scale, purification of natural psilocybin to levels not seen before in the industry using its proprietary extraction and purification technologies. It is in the process of scaling to full scale commercial production of Psilocybin and into a fully formulated product, with the accompanying regulatory approvals. This work is being done in collaboration with the largest U.K. owned contract manufacturing organization.

Learn more at www.psylabs.life

Contact Information

General Information: tony@psylabs.life

About Psyence Biomed:

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the world’s few vertically integrated biopharmas with a focus on psychedelic-based pharmaceutical therapeutics. The first life science biotechnology company developing nature-derived (non-synthetic) psilocybin-based psychedelic medicine to be listed on Nasdaq, Psyence is initially working to address the unmet needs of patients who suffer from mental health disorders in the context of Palliative Care. The name “Psyence” combines the words “psychedelics” and “science” to affirm Psyence Biomed’s commitment to an evidence-based approach to innovation as it works to develop safe and effective, FDA-approved, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Group

Email: ir@psyence.com

Media Inquiries: media@psyence.com

General Information: info@psyence.com

Phone: +1 416-477-1708

Contact Information for Psyence Biomed

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Jeremy Feffer

Managing Director

LifeSci Advisors

jfeffer@lifesciadvisors.com

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "outlook" or words of similar meaning.

Forward-looking statements in this communication include statements regarding the benefits of the Acquisition, the advancement of PsyLabs and Psyence Biomed's respective drug development and clinical trial strategies and the progress of Psyence Biomed's existing Phase IIb clinical trial. These forward-looking statements are based on a number of assumptions, including the assumption that Psyence Biomed will be able to capitalise on the benefits of the Acquisition and that PsyLabs' drug development programme will be successfully executed.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: (i) the inability of Psyence Biomed to recognize the anticipated benefits of the Acquisition (ii) changes in applicable laws which may impact drug development, clinical trials and/or the conducting thereof; (iii) the inability of PsyLabs to develop a drug candidate suitable for human clinical trials; (iv) Psyence Biomed’s ability to obtain regulatory approval for the proposed product candidate, and any related restrictions or limitations of any approved products; (vi) the ability of Psyence Biomed to maintain the listing of its common shares and warrants on Nasdaq; and (vii) volatility in the price of the securities of Psyence Biomed due to a variety of factors, including changes in the competitive and highly regulated industries in which Psyence Biomed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence Biomed’s business and changes in Psyence Biomed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the final prospectus (File No. 333-282468) filed with the Securities and Exchange Commission on October 10, 2024 and other documents filed by Psyence Biomed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, neither Psyence Group nor Psyence Biomed intends to update these forward-looking statements.

Neither of the parties referenced in this news release make any medical, treatment or health benefit claims about the proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Neither of the parties referenced in this news release has conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that any of the parties referenced in this news release verified such in clinical trials or that such parties will complete such trials. If the parties cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on such parties' performance and operations.